UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A


Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Photonic Products Group Inc.
(Name of Issuer)

Common stock, par value $.01 Per Share
(Title of Class of Securities)

71937M100
(CUSIP Number)

08/31/07
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Advisory Holdings Incorporated ("BAHI")

2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	BAHI is a Maryland Corporation.


       		5 SOLE VOTING POWER                  			    0 shares
NUMBER OF
SHARES
BENEFICIALLY	6 SHARED VOTING POWER                             	    0 shares
OWNED BY
EACH
REPORTING	7 SOLE DISPOSITIVE POWER                              	    0 shares
PERSON WITH

		8 SHARED DISPOSITIVE POWER                            2605315 shares


9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2605315 shares

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (SEE INSTRUCTIONS) [   ]

11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	28.8%

12. 	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        BAHI - HC

Item 1(a). 	Name of Issuer:

Photonic Products Group Inc.

Item 1(b). 	Address of Issuer's Principal Executive Offices:

181 Legrand Avenue
Northvale, New Jersey  07647

Item 2(a). 	Name of Person Filing:

BAHI

Item 2(b).	Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

Item 2(c). 	Citizenship:

BAHI is a Maryland Corporation.

Item 2(d). 	Title of Class of Securities:

Common stock, par value $.01 Per Share

Item 2(e).	CUSIP Number: 71937M100

Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(g) [x] 	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:				      2605315 shares

(b) 	Percent of Class:	         				       28.8%

(c) 	Number of shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:	       		    0 shares

    (ii)  Shared power to vote or to direct the vote:	    		    0 shares

   (iii)  Sole power to dispose or to direct the disposition of:   	    0 shares

    (iv)  Shared power to dispose or to direct the disposition of:2605315 shares

Item 5. 	Ownership of Five Percent or Less of a Class.

	Not applicable

Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	The securities as to which this Schedule is filed by BAHI, in its capacity
	as a parent holding company, are as follows: 2,605,315 shares, or 28.8% of
	the total shares outstanding of Photonic Products Group Inc. owned by
	clients of Brown Advisory Securities, LLC, a Broker-Dealer as defined in
	Section 15 of the Act and an Investment Advisor registered under section 203
	of the Investment Advisers Act of 1940.  Those clients referenced herein
	have the right to receive, or the power to direct the receipt of, dividends
	from, or the proceeds from the sale of, such securities.

Item 7. 	Identification and Classification of the Subsidiary Which Acquired
	the Security Being Reported on by the Parent Holding Company or Control
	Person.

	This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G). Refer to Exhibit A.

Item 8. 	Identification and Classification of Members of the Group.

	Not applicable

Item 9. 	Notice of Dissolution of Group.

	Not applicable

Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of
	business and were not acquired for the purpose of and do not have the effect
	of changing or influencing the control of the issuer of such securities and
	were not acquired in connection with or as a participant in any transaction
	having such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:		As of August 31, 2007

	Signature:	Brown Advisory Holdings Incorporated

	By: 		/S/ David M. Churchill

	Title:		Secretary & Treasurer


	Joint Filing Agreement
	----------------------------

	Each party signing below agrees that this statement is submitted as a joint
	filing on behalf of the undersigned.

	Date:		As of August 31, 2007

	Signature:	Brown Advisory Securities, LLC

        By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary



Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is: Brown Advisory Securities, LLC, a Broker-Dealer as defined in Section 15 of the Act and an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.